UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

19 July 2011

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1. Media Statement in relation to Mark Ratcliffe being named as CEO of New Chorus.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 19 July 2011	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

MEDIA STATEMENT
19 July, 2011

Mark Ratcliffe named as CEO of New Chorus

Telecom New Zealand has today announced that Mark Ratcliffe will be appointed to the role of CEO of Chorus, in the event that shareholders approve the proposed demerger.

Telecom has proposed to separate Chorus, its local access infrastructure business, into a stand alone listed company in order for it to participate in the Government’s Ultra-fast Broadband initiative.

A Telecom employee of more than 20 years, including nearly 12 on the Executive Team, Ratcliffe is currently the CEO of Telecom’s Chorus business unit.

He had previously been named as leading the transition of Chorus through to demerger, and was also Telecom’s executive lead for the Ultra-fast Broadband initiative.

“We are pleased to have secured Mark’s services, not only to lead the transition of Chorus from business unit to stand alone company, but also beyond as the new Chorus establishes itself as New Zealand’s fibre partner,” said Sue Sheldon, who has been designated as Chorus Chairman if demerger occurs.

“Mark offers unmatched experience and credibility, including the establishment of Chorus as an operationally separated business unit in 2008, and his team has built a trusted reputation with the telecommunications industry. This appointment will set a stand-alone Chorus in good stead if shareholders approve the demerger transaction.”

Telecom has said that it aims to separate Chorus, via a demerger, by the end of 2011.

ENDS

For media queries, please contact:

Ian Bonnar

+64 (0) 27 215 7564

Or

Melanie Marshall

+64 (0)27 452 6231